# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0002106044
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F., No. 61, Sec. 4,, New Taipei Boulevard, Xinzhuang District, New Taipei City, Taiwan (F5), 242, 886-37-581999

## Reporting persons
- ScentAI Inc. (CIK 0002106044): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: subject company funds (SC); sole voting power 0; shared voting power 0; sole dispositive power 1,160,000; shared dispositive power 0; aggregate amount beneficially owned 1,160,000 (16.5% of the class)
  Comment: The numbers in Rows 7, 8, 9, and 11 represents beneficial ownership of 1,160,000 shares of common stock, $0.01 par value (the "Common Stock"), of Ainos, Inc., a Texas corporation (the "Issuer"). All of the shares owned by the Reporting Person have no voting power. For further details, please see Item 3 and Item 6.
  
  The percentage in Row 13 is based on the sum of (i) 4,812,634 shares of Common Stock outstanding as of November 13, 2025 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 13, 2025, (ii) 950,000 shares of Common Stock granted and vested on November 25, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on November 7, 2025, (iii) 19,531 shares issued for service fee; (iv) 87,816 shares issued from December 5, 2025 to January 26, 2026 in the Issuer's at-the-market offering, and (v) 1,160,000 shares of Common Stock issued to the Reporting Person on December 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE SUITE 800, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: ScentAI Inc.
Residence or business address: 3050 Post Oak Blvd, Suite 510-T80, Houston, TX 77056
Present principal occupation or employment: ScentAI Inc. is a software company, developing AI models that allow machines to understand, classify, and interpret scent as a structured data language - Smell ID. Chun-Hsien Tsai, the Chief Executive Officer and sole director of ScentAI Inc. and the Issuer, the parent company of the ScentAI Inc., may be deemed to have shared voting and investment power over the shares held by the ScentAI Inc. Mr. Tsai is the Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: ScentAI Inc. is Texas corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired 1,160,000 shares of Common Stock issued by the Issuer in exchange for 116,000,000 shares of common stock issued by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired 1,160,000 shares of the Issuer's common stock for investment and general corporate purposes.

Except as described in this Schedule 13D, the Reporting Person do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested is incorporated herein by reference to the cover pages to this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested is incorporated herein by reference to the cover pages to this Statement.
Transactions in the class effected during the past sixty days: The reporting person has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting person's responses to Items 3 - 5 are incorporated by reference into this Item 6.

The Reporting Person is a wholly owned subsidiary of the Issuer. The 1,160,000 shares of Common Stock issued to the Reporting Person shall have no voting power, for so long as they are owned by a wholly owned subsidiary of the Issuer.

Except as set forth herein, the Reporting Person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- ScentAI Inc.: /s/ Chun-Hsien Tsai, Chun-Hsien Tsai, Chief Executive Officer and Director (01/27/2026)